                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

         (Mark One)

         [X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

         For the fiscal year ended December 31, 1999
                                   -----------------

                                       Or

         [ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

         For the transition period from ________________ to _________________

         Commission File Number: 1-10160

         UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                              (Full Title of Plan)

                           UNION PLANTERS CORPORATION
        (Name of Issuer of Certain Securities Held Pursuant to the Plan)

                           7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 580-6000

                              REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 1999 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

Additional Exhibit:

         23       Consent of PricewaterhouseCoopers LLP

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    UNION PLANTERS CORPORATION 401(k)
                                    RETIREMENT SAVINGS PLAN

Date:  June 21, 2000

                                    By:     /s/ Emmett J. House
                                            ------------------------------------
                                            Emmett J. House,
                                            a Co-Administrator of the Plan

                                    By:     /s/ M. Kirk Walters
                                            ------------------------------------
                                            M. Kirk Walters,
                                            a Co-Administrator of the Plan

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
 ADDITIONAL INFORMATION
DECEMBER 31, 1999 AND 1998

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                                                         Page

Report of Independent Accountants .................................         1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits ................         2

   Statements of Changes in Net Assets Available for Benefits .....         3

   Notes to Financial Statements ..................................      4-10

ADDITIONAL INFORMATION*

   Schedule of Investments at December 31, 1999 ...................        11

   Schedule of Reportable Transactions for the Year Ended
    December 31, 1999 .............................................        12

         *All other schedules required by the Department of Labor Rules and Regulations are omitted because they are not applicable or the required information is included in the financial
                        statements or accompanying notes.

[PRICEWATERHOUSECOOPERS LLP LOGO]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/S/PricewaterhouseCoopers LLP
June 7, 2000

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                           DECEMBER 31,
                                                                      1999              1998
                                                                  ------------      ------------
ASSETS
  Investments, at fair value
    Short-term investments                                        $ 28,051,044      $  6,328,152
    Common stock                                                    88,793,890        62,820,549
    Equity common trust funds                                      100,372,228        48,332,558
    Fixed income common trust funds                                 27,538,229        26,058,669
    Notes receivable from participants                               1,166,001           648,637
                                                                  ------------      ------------

        Total investments (cost $157,939,460 and $91,441,580
         at December 31, 1999 and 1998, respectively)              245,921,392       144,188,565

  Cash                                                                      --         1,610,042
  Accrued interest and dividends receivable                            108,410                --
                                                                  ------------      ------------

        Total assets                                               246,029,802       145,798,607
                                                                  ------------      ------------

LIABILITIES
  Due to brokers                                                        10,500         2,072,347
                                                                  ------------      ------------

        NET ASSETS AVAILABLE FOR BENEFITS                         $246,019,302      $143,726,260
                                                                  ------------      ------------

   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                 FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                        1999                1998
                                                    -------------       -------------
INVESTMENT INCOME
  Interest and dividends                            $   4,730,106       $   3,103,293
  Net appreciation (depreciation) in the
   fair value of investments                           16,966,121         (23,314,891)
                                                    -------------       -------------

      Net investment income (loss)                     21,696,227         (20,211,598)
                                                    -------------       -------------

CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                               16,998,512          11,206,548
  Employer contributions                                8,140,922           5,163,038
  Rollovers of assets (Note 5)
    Cash                                                6,333,252           1,129,254
    Common stock of Union Planters Corporation            528,580             527,888
                                                    -------------       -------------

      Total contributions and rollovers                32,001,266          18,026,728
                                                    -------------       -------------

OTHER RECEIPTS                                            574,881               7,255
                                                    -------------       -------------

      Total additions (deductions)                     54,272,374          (2,177,615)
                                                    -------------       -------------

DISBURSEMENTS
  Payments to participants                            (31,151,296)        (18,856,099)
  Other                                                        --              (3,250)
                                                    -------------       -------------

      Total disbursements                             (31,151,296)        (18,859,349)
                                                    -------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS
  Net increase (decrease)                              23,121,078         (21,036,964)
  Mergers of other plans (Note 1)                      79,171,964           5,771,877
  At beginning of year                                143,726,260         158,991,347
                                                    -------------       -------------

  At end of year                                    $ 246,019,302       $ 143,726,260
                                                    =============       =============

   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements of Union Planters Corporation (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") are prepared using the accrual basis of accounting.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Actual results could differ from these estimates.

     BASIS OF PRESENTATION

     During the year ended December 31, 1999, various plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                                              MERGER             NET ASSETS
                           PLAN NAME                                           DATE            AT MERGER DATE
                           ---------                                          ------           --------------
      AMBANC Retirement and Savings Plan                                   July 9, 1999         $ 10,602,476
      First State Bank, Inc. Employee Stock Ownership Plan              September 30, 1999         5,026,721
      First National Bank & Trust of Corbin 401(k) Plan                 September 30, 1999         2,389,090
      Magna Group, Inc. Savings and Stock Investment Plan                January 1, 1999          60,139,248
      Bank of La Place Employees' 401(k) Plan                              May 31, 1999            1,014,429
                                                                                                ------------
                                                                                                $ 79,171,964
                                                                                                ------------

     During the year ended December 31, 1998 various plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                      MERGER             NET ASSETS
                   PLAN NAME                           DATE            AT MERGER DATE
                   ---------                          ------           --------------

     Alvin State Bank 401(k) Plan                December 11, 1998       $  901,798
     Acadian Bank 401(k) Plan                    February 27, 1998          147,797
     City Bank & Trust 401(k) Plan                  July 8, 1998          3,790,355
     Merchants and Farmers Bank 401(k) Plan      September 16, 1998         931,927
                                                                         ----------
                                                                         $5,771,877
                                                                         ----------

     INVESTMENTS

     Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in common trust funds represents the estimated fair value as determined in good faith by the trustees of the funds. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as the current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     DISTRIBUTIONS PAYABLE

     Benefit payments payable to terminated participants totaling $13,431,562 and $6,169,626 at December 31, 1999 and 1998, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits.

     Beginning with the Plan year ended December 31, 1995, the option to defer payment of benefits was offered to terminating participants. The following summarizes, by fund, the amount of deferred benefits allocated to participants but not yet distributed at December 31, 1999 and 1998:

                                 DECEMBER 31,
     FUND INFORMATION        1999            1998
     ----------------        ----            ----

     Money Market         $  351,733      $  114,478
     Fixed Income            158,978         311,366
     Balanced              1,531,699       1,217,367
     Equity                1,408,628       1,576,087
     Growth & Income         168,094              --
     Bond                     12,965              --
     Common Stock          4,639,005       5,379,245
                          ----------      ----------
                          $8,271,102      $8,598,543
                          ----------      ----------


2.   PLAN DESCRIPTION

     The following description of the Union Planters Corporation 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters Bank, National Association, a wholly-owned subsidiary of the Corporation, in exchange for equivalent value interests in the common trust funds. In January 1999, the Administrative Committee of the Plan (the "Committee") elected to introduce two discretionary proprietary funds as investment options available to participants. These additional investment options were the Magna Growth and

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.   PLAN DESCRIPTION (CONTINUED)

     Income Fund and the Magna Intermediate Government Bond Fund. Both funds were established in 1994 and are administered by the Trust Division of Union Planters Bank, National Association. The Plan retained the original five investment options for a total of seven investment options until further resolution by the Committee.

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Committee composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). In 1986, the Board appointed Union Planters Bank, National Association, as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation.

     The Plan is available to all employees of the Corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee the first day of any month following the satisfaction of the eligibility requirements.

     CONTRIBUTIONS

     In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $160,000 or Base Pay if Base Pay is greater than $160,000. The maximum contribution allowable by law was $10,000 for the years ended December 31, 1999 and December 31, 1998. The amount is typically increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows: 50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

     The employee may also elect a rollover contribution which is not matched by the Corporation. An employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

     In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the years ended December 31, 1999 or 1998.

     VESTING

     Plan participants are 100% vested in their contributions, including earnings through the most recent Plan year-end. Earnings become vested interests in the Plan quarterly. Any non-vested earnings accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after five years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.   PLAN DESCRIPTION (CONTINUED)

     As of each Plan year-end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 60 days following the Plan year-end. Upon termination, participants become eligible for distribution within 60 days following the end of the month of such termination.

     PARTICIPANT LOANS

     The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member. In no case may a loan exceed 50% of the vested account balance, nor may any loan exceed $50,000. All loans will bear interest at the Union Planters Bank, National Association consumer prime rate (floating) and must generally be repaid within five years. Repayments are normally made by regular payroll deduction.

     PLAN TERMINATION

     Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

     OTHER

     All necessary expenses of the Plan may be paid by the Plan; however, the Corporation has customarily paid these expenses and presently intends to continue this practice.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct employee contributions in any of the following seven investment options:

     Money Market Option - Participant directed funds are invested in money market funds which invest only in U.S. Government securities. Typically, these investments are U.S. Treasury Bills and short-term U.S.
     Treasury notes maturing in six months or less.

     Fixed Income Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Fixed Income Fund of Union Planters Bank, National Association and the Trust Advisor's Stable Value Plus Fund. These funds invest in a wide range of high-quality, intermediate-term bonds and investment contracts. Issuers include the U.S. Government, U.S. Government agencies and well-known corporations, banks and insurance companies.

     Balanced Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Equity Fund of Union Planters Bank, National Association and the Employee Benefit Trust's Fixed Income Fund of Union Planters Bank, National Association which provide a balanced portfolio of bonds and stocks. This option has a long-term goal of investing 60% in fixed income securities and 40% in equity securities.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.   PLAN DESCRIPTION (CONTINUED)

     Equity Option - Participant directed funds are invested in the Employee Benefit Trust's Equity Fund of Union Planters Bank, National Association which invests in a broad mix of growth and income-oriented stocks and mutual funds, including securities from international and global markets.

     Common Stock Option - Participant directed funds are invested solely in Union Planters Corporation common stock.

     Growth and Income Option - Participant directed funds are invested in the Magna Growth and Income Fund. The fund's portfolio consists of common stocks, diversified across many different industries. The fund invests in high quality common stocks and securities convertible into common stock across various industries and economic sectors, and seeks to control market risk while providing the opportunity for long-term growth.

     Intermediate Bond Option - Participant directed funds are invested in the Magna Intermediate Bond Fund primarily consisting of U.S. Government securities, including U.S. Government agencies. The balance of this fund is invested in very high-quality corporate bonds.

     If a participant does not make a timely investment election with respect to their entire account balance, their account balance (or undirected portion thereof) will automatically be invested in the Balanced Option.


3.   INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

     The following schedule details investments which represent 5% or more of net assets available for benefits at December 31, 1999:

                                                      UNITS/
                 NAME OF INVESTMENT                  PAR VALUE         COST          FAIR VALUE
     ------------------------------------------      ---------      -----------      -----------

     COMMON STOCK
        Union Planters Corporation Common
          Stock                                      2,251,463      $51,539,557      $88,793,188

     COMMON TRUST FUNDS
        Employee Benefit Trust's Equity Fund
          of Union Planters Bank, National
          Association                                  342,586       36,927,748       76,538,303

        Employee Benefit Trust's Fixed Income
          Fund of Union Planters Bank, National
          Association                                  227,404       20,627,760       22,732,070

        Magna Growth and Income Fund                   716,164       17,448,845       23,833,925

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)

                                                  UNITS/
            SHORT-TERM INVESTMENTS              PAR VALUE          COST          FAIR VALUE
     -------------------------------------      ----------      -----------      -----------

     Federated Treasury Obligations Fund        11,655,894      $11,655,894      $11,655,894

     Trust Advisors Stable Value Plus Fund         465,182       10,329,868       12,389,461


4.   NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS

     The net appreciation (depreciation) in the fair value of investments is summarized as follows:

                                                                              FOR THE YEAR ENDED
                                                                                 DECEMBER 31,
                                                                            1999               1998
                                                                        ------------       ------------

          Common stock                                                  $ (9,166,281)      $(30,891,056)
          Common trust funds                                              26,132,402          7,576,165
                                                                        ------------       ------------

              Net change in unrealized appreciation (depreciation)
               in the fair value of investments                         $ 16,966,121       $(23,314,891)
                                                                        ------------       ------------


5.   ROLLOVERS OF ASSETS

     During the years ended December 31, 1999 and 1998, the Plan received rollovers of account balances from various participants in other retirement and benefit plans totaling $6,861,832 and $1,657,142, respectively.


6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of a money market fund managed by Union Planters Bank, National Association, a wholly-owned subsidiary of the Corporation, and common trust funds of Union Planters Bank, National Association. Union Planters Bank, National Association, is the Trustee as defined by the Plan; therefore, these transactions are considered party-in-interest transactions. Additionally, the Plan held common stock of the Corporation. As previously noted, all necessary expenses of the Plan have been customarily paid by the Corporation.

7.   INCOME TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated August 6, 1998 regarding the amendments to the Plan relative to qualification under Section 401(k) and the Tax Reform Act of 1986.


8.   SUBSEQUENT EVENTS

     COMMON STOCK VALUATION

     Subsequent to December 31, 1999, the fair value of the Plan's investment in the common stock of the Corporation has decreased as follows:

                                                           FAIR VALUE
                                                 DECEMBER 31,        JUNE 7,
                                                     1999            2000(1)
                                                 ------------      -----------

     Union Planters Corporation common stock
     (2,251,463 shares)                           $88,793,890      $72,744,770


(1)      Number based on a value of $32.31 per share.


     PLAN MERGERS

     Merchant Bancshares, Inc., Republic National Bank and Capital Bancorp were acquired by and merged with Union Planters Bank, National Association effective October 1, 1998, July 16, 1999 and August 28, 1999, respectively. All assets are to be liquidated and transferred from the following defined contribution plans into the Union Planters Corporation 401(k) Retirement Savings Plan effective June 30, 2000:

         PLAN NAME
         ---------
         Merchants Bancshares, Inc. Employee Savings Plan
         Republic National Bank of Miami 401(k) Plan
         Union Planters Bank, National Association Retirement Savings Plan
               (Former Capital Bancorp 401(k) Plan)

UNION PLANTERS CORPORATION                                            SCHEDULE I
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT DECEMBER 31, 1999


                                                            UNITS/                             FAIR
NAME OF INVESTMENT                                        PAR VALUE           COST            VALUE
                                                          ----------      ------------     ------------

           SHORT-TERM INVESTMENTS

     Federated Treasury Obligations Fund                  12,356,940      $ 12,356,940     $ 12,356,940
     New York Life Insurance Company GIC                   1,626,541         1,626,541        1,626,541
     John Hancock Life Insurance Company                   1,678,102         1,678,102        1,678,102
     Trust Advisors Stable Value Plus Fund                   465,182        10,329,868       12,389,461
                                                                          ------------     ------------

         Total short-term investments                                       25,991,451       28,051,044
                                                                          ------------     ------------

COMMON STOCK

   (*) Union Planters Corporation Common Stock             2,251,463        51,539,557       88,793,188
       Other                                                     450                 3              702
                                                                          ------------     ------------

         Total common stock                                                 51,539,560       88,793,890
                                                                          ------------     ------------

EQUITY COMMON TRUST FUNDS

   (*) Employee Benefit Trust's Equity Fund of
       Union Planters Bank, National Association             342,586        36,927,748       76,538,303
   (*) Magna Growth and Income Fund                          716,164        17,448,845       23,833,925
                                                                          ------------     ------------

         Total equity common trust funds                                    54,376,593      100,372,228
                                                                          ------------     ------------

FIXED INCOME COMMON TRUST FUNDS

   (*) Employee Benefit Trust's Fixed Income Fund of
       Union Planters Bank, National Association             227,404        20,627,760       22,732,070
   (*) Magna Intermediate Government Bond Fund               217,770         2,707,024        2,574,042
       Connecticut General Life Insurance                  2,232,117         2,232,117        2,232,117
                                                                          ------------     ------------

         Total fixed income common trust funds                              25,566,901       27,538,229
                                                                          ------------     ------------

         Total common trust funds                                           79,943,494      127,910,457
                                                                          ------------     ------------

NOTES RECEIVABLE FROM PARTICIPANTS

   (*) Notes receivable from participants, secured by
       vested interests in plan assets, interest at 7.18%
       to 11% (Union Planters Bank, National Association
       floating consumer prime rate), with original
       maturities of one to seven years                    1,166,001         1,166,001        1,166,001
                                                                          ------------     ------------

         Total investments                                                $158,640,506     $245,921,392
                                                                          ------------     ------------

* Represents an investment with a party-in-interest.


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

UNION PLANTERS CORPORATION                                           SCHEDULE II
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT DECEMBER 31, 1999

                                       SALES           COST OF       VALUE AT DATE   GAIN ON
       NAME OF INVESTMENT           PROCEEDS(2)        ASSETS        OF TRANSACTION  SALE(2)
       ------------------           -----------      -----------     --------------  -------

(*) Employee Benefit Equity Fund
      Various purchases                 N/A          $ 9,677,556      $ 9,677,556      N/A

    Federated Short-Term U.S.
      Government Trust Fund #57
        Various purchases               N/A           78,930,333       78,930,333      N/A
        Various sales               $70,432,068       70,432,068       70,432,068      None

(*) Magna Growth & Income Fund #5
      Various purchases                 N/A            8,652,088        8,652,088      N/A






(1) Reportable transactions are individual or groups of similar transactions as defined which exceed 5% of Plan assets as of the beginning of the year.

(2)  There were no expenses incidental to these transactions.

(*)  Represents an investment with a party-in-interest.


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